FOR IMMEDIATE RELEASE	TSX:	SLW
March 20, 2014	NYSE:	SLW

SILVER WHEATON REPORTS FIFTH CONSECUTIVE YEAR OF
RECORD PRODUCTION AND SALES VOLUME

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the fourth quarter and year ended December 31, 2013. All figures are presented in United States dollars unless otherwise noted.

FULL YEAR HIGHLIGHTS

•
Record attributable silver equivalent production for the year ended December 31, 2013 of 35.8 million ounces (26.8 million ounces of silver and 151,000 ounces of gold), compared to 29.4 million ounces in 2012, representing an increase of 22%.

•
Record silver equivalent sales volume for the year ended December 31, 2013 of 30.0 million ounces (22.8 million ounces of silver and 117,300 ounces of gold), compared to 27.3 million ounces in 2012, representing an increase of 10%.

•	Revenues of $706.5 million compared with $849.6 million in 2012, representing a decrease of 17%.

•
Average realized sale price per silver equivalent ounce sold for the year ended December 31, 2013 of $23.58 ($23.86 per ounce of silver and $1,380 per ounce of gold), representing a decrease of 24% as compared to 2012.

•	Net earnings of $375.5 million ($1.06 per share) compared with $586.0 million ($1.66 per share) in 2012, representing a decrease of 36%.

•	Operating cash flows of $534.1 million ($1.50 per share¹) compared with $719.4 million ($2.03 per share¹) in 2012, representing a decrease of 26%.

•	Cash operating margin¹ of $18.93 per silver equivalent ounce compared with $26.79 in 2012.

•
Average cash costs¹ were $4.12 and $386 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ rose to $4.65 compared with $4.30 in 2012, due primarily to an increase in the percentage of revenue from gold sales.

•
Subsequent to year end, on March 20, 2014, the Company announced that it will be implementing a dividend reinvestment plan whereby shareholders can elect to have cash dividends reinvested directly into additional Silver Wheaton common shares. It is

      1 Please refer to non-IFRS measures at the end of this press release.

intended that the plan will be effective commencing with the second dividend of 2014 which will be paid after the announcement of the First Quarter 2014 Earnings Results. The plan remains subject to regulatory approval.

FOURTH QUARTER HIGHLIGHTS

•
Record attributable silver equivalent production for the three months ended December 31, 2013 of 9.7 million ounces (7.3 million ounces of silver and 40,700 ounces of gold), compared to 8.3 million ounces in Q4 2012, representing an increase of 17%.

•
Attributable silver equivalent sales volume for the three months ended December 31, 2013 of 8.0 million ounces (6.1 million ounces of silver and 31,200 ounces of gold), compared to 9.1 million ounces in Q4 2012, representing a decrease of 13%.

•	Revenues of $167.4 million compared with $287.2 million in Q4 2012, representing a decrease of 42%.

•
Average realized sale price per silver equivalent ounce sold for the three months ended December 31, 2013 of $21.00 ($21.03 per ounce of silver and $1,277 per ounce of gold), representing a decrease of 33% as compared to Q4 2012.

•	Net earnings of $93.9 million ($0.26 per share) compared with $177.7 million ($0.50 per share) in Q4 2012, representing a decrease of 47%.

•	Operating cash flows of $124.6 million ($0.35 per share¹) compared with $254.0 million ($0.72 per share¹) in Q4 2012, representing a decrease of 51%.

•	Cash operating margin¹ of $16.30 per silver equivalent ounce compared with $26.76 in Q4 2012.

•	Average cash costs¹ were $4.14 and $394 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ were $4.70, virtually unchanged from Q4 2012.

•
Declared quarterly dividend of $0.07 per common share as the result of the Company’s dividend policy whereby the quarterly dividend per share is equal to 20% of the average cash generated by operating activities in the previous four quarters divided by the Company’s outstanding common shares at the time the dividend is approved.

•
On October 31, 2013, the Company announced that, as a result of Barrick Gold Corp.’s (“Barrick”) decision to temporarily suspend construction activities at Pascua-Lama, the Company has amended its silver purchase agreement with Barrick to extend the outside completion test deadline by an additional year until December 31, 2017 in exchange for extending Silver Wheaton’s entitlement to the silver production from three of Barrick’s other mines by one year to December 31, 2016.

•
On November 4, 2013, the Company announced that it had amended its precious metal purchase agreement with Hudbay Minerals Inc. (“Hudbay”) to include an amount equal to 50% of the life of mine gold production from its Constancia project.

•
On November 11, 2013, the Company announced that it had entered into an Early Deposit Gold Stream Agreement to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the life of mine gold production from its Toroparu project located in the Republic of Guyana, South America.

     1 Please refer to non-IFRS measures at the end of this press release.

OUTLOOK

•	Silver Wheaton anticipates 2014 attributable production of approximately 36 million silver equivalent ounces (including 155,000 ounces of gold)1.

•	In 2018, the Company forecasts 48 million ounces of silver equivalent production (including 250,000 ounces of gold), which represents an increase of nearly 35% from 20131.

•
As of December 31, 2013, attributable silver reserves decreased by 5% to 807.0 million ounces and attributable gold reserves increased by 18% to 5.78 million ounces over December 31, 2012 reserve estimates as reported in Silver Wheaton’s 2012 Annual Information Form. On a silver equivalent basis, reserves increased by 4% to 1,154.0 million ounces2.

“Silver Wheaton had another record year in 2013, with production growing for the fifth consecutive year to 35.8 million silver equivalent ounces — well above our 2013 production guidance of 33.5 million ounces — and sales reaching an all-time high of 30 million silver equivalent ounces. Our production growth was primarily due to the acquisition of gold from the Salobo and Sudbury operations, along with the delivery of the first full year of silver and gold from the 777 mine,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “We also achieved one of our best years of acquisition growth in 2013, as we gained exposure to world-class assets with the addition of the gold from Salobo and Sudbury, enhanced medium-term growth with the purchase of gold from Constancia, and, finally, added to our long-term growth profile with the Early Deposit Gold Stream Agreement on Toroparu.”

“However, 2013 was certainly not without challenges. Water issues continued to weigh on the Peñasquito mine as the unprecedented drought remained in the region. Nonetheless, we are encouraged by Goldcorp’s comprehensive plan, which they have already begun to implement, to increase efficiency and secure additional water by the end of 2014. Furthermore, in late 2013 Barrick suspended construction activity at the Pascua-Lama project, further delaying this project. As a result of Barrick’s suspension, Silver Wheaton has agreed to extend the completion test by a year while also securing an additional year of silver production entitlement from three of Barrick’s currently producing mines. Though not ideal, we view the additional year of silver as adequate compensation for the delay, and remain confident that this world-class project will be developed.”

“We have long highlighted the strengths of our streaming business model and its ability to shine through all phases of the commodity price cycle. During low pricing environments, such as 2013, we focus on expanding our portfolio and acquiring new streams as mining companies increasingly search for alternative sources of funding. In 2013, we invested over $2 billion for four precious metals streams, without issuing any new shares. In rising commodity price environments, our cash operating margins on each ounce of silver and gold delivered typically increase, which, together with an expanded portfolio of streams, should lead to more ounces sold and increased cash flows.

1	Production guidance is "forward-looking information". See "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure relating to such guidance.

2	Silver equivalent reserves and resources assume a gold/silver ratio of 60:1. Estimated attributable reserves and resources are based on information available to Silver Wheaton as of March 17, 2014. Silver Wheaton’s most current attributable reserves and resources, as of December 31, 2013, can be found on the Company’s website at www.silverwheaton.com. See “Reserves and Resources”.

Given our innovative dividend policy, stronger cash flows translate into higher dividends to our shareholders. Ultimately, we aim to create significant value for shareholders throughout the entire commodity price cycle.”

Financial Review

Revenues

Revenue was $167.4 million in the fourth quarter of 2013, on silver equivalent sales of 8.0 million ounces (6.1 million ounces of silver and 31,200 ounces of gold). This represents a 42% decrease from the $287.2 million of revenue generated in the fourth quarter of 2012, due primarily to a 13% decrease in the number of silver equivalent ounces sold, coupled with a 33% decrease in the average realized silver equivalent price ($21.00 in Q4 2013 compared to $31.46 in Q4 2012).

Revenue was $706.5 million in 2013, on silver equivalent sales of 30.0 million ounces (22.8 million ounces of silver and 117,300 ounces of gold). This represents a 17% decrease from the $849.6 million of revenue generated in 2012, due primarily to a 24% decrease in the average realized silver equivalent price ($23.58 in 2013 compared to $31.09 in 2012), partially offset by a 10% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs¹ in the fourth quarter of 2013 were $4.70 per silver equivalent ounce, virtually unchanged from the comparable period of 2012. This resulted in a cash operating margin1 of $16.30 per silver equivalent ounce, a reduction of 39% as compared to Q4 2012. The decrease in the cash operating margin was due to a 33% decrease in the silver equivalent price realized in Q4 2013 compared to Q4 2012.

Average cash costs¹ during the year ended December 31, 2013 were $4.65 per silver equivalent ounce, compared with $4.30 during the comparable period of 2012.  Cash costs rose year over year primarily due to an increase in gold sales (117,300 ounces in 2013 compared to 46,100 ounces in 2012) associated with Hudbay’s 777 mine and Vale S.A.’s (“Vale”) Sudbury and Salobo mines. The average cash cost per gold ounce1 was $386, or $6.35 per silver equivalent ounce2.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the fourth quarter of 2013 were $93.9 million ($0.26 per share) and $124.6 million ($0.35 per share¹), compared with $177.7 million ($0.50 per share) and $254.0 million ($0.72 per share¹) for the same period in 2012,

1	Please refer to non-IFRS measures at the end of this press release.
2	Cash cost per silver equivalent ounce calculated using a gold to silver ratio based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

a decrease of 47% and 51%, respectively. Earnings and cash flow were impacted by lower gold and silver prices.

Net earnings and cash flow from operations during the year ended December 31, 2013 were $375.5 million ($1.06 per share) and $534.1 million ($1.50 per share¹), compared with $586.0 million ($1.66 per share) and $719.4 million ($2.03 per share¹) for the same period in 2012, a decrease of 36% and 26%, respectively. Earnings and cash flow were impacted by lower gold and silver prices, as well as increased costs due to an increase in gold sales, as noted above.

Balance Sheet

At December 31, 2013, the Company had approximately $95.8 million of cash on hand.
The combination of cash and ongoing operating cash flows, combined with the credit available under the Company’s $1 billion Revolving Facility, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

Operational and Development Highlights

During the fourth quarter of 2013, attributable silver equivalent production was 9.7 million ounces (7.3 million ounces of silver and 40,700 ounces of gold), representing an increase of 17% compared to the fourth quarter of 2012.

Operational highlights for the quarter ended December 31, 2013, are as follows:

San Dimas –

As per Primero Mining Corp.’s (“Primero”) March 5, 2014, news release, reserves at the San Dimas mine increased substantially year over year given their substantial exploration success in 2013. Silver reserves increased to 49.5 million ounces from 39.4 million ounces despite the lowering of metal price assumptions used in calculating reserves (December 31, 2013 reserves were calculated using $1,250 per ounce gold and $20 per ounce silver compared to $1,400 per ounce gold and $25 per ounce silver used for reserve calculations at the end of 2012). Primero’s 2013 exploration program significantly expanded one of the new high-grade veins, named the Victoria vein, which was discovered in 2012.  Due to its close proximity to infrastructure, Primero expects to access the highest grade portion of the Victoria vein within the next 18 months. According to Primero, expansion of the San Dimas mine from 2,150 tonnes per day (“tpd”) to 2,500 tpd is on track for commissioning during the first quarter of 2014, and they continue to review the option to further expand the San Dimas mine to 3,000 tpd.

Pascua-Lama –

As per Barrick’s year end 2013 MD&A, during the fourth quarter of 2013, Barrick decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance. As disclosed by Barrick, any decision to re-start will depend on improved economics and reduced uncertainty associated with legal and other regulatory requirements.

1	Please refer to non-IFRS measures at the end of this press release.

On October 31, 2013, the Company announced that, as a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, the Company has amended its silver purchase agreement with Barrick. The amendment provides that Silver Wheaton is entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year, and extends the completion test deadline an additional year to December 31, 2017. If the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

Peñasquito –

As stated in Goldcorp’s year end 2013 MD&A, Peñasquito continued to incrementally increase its fresh water production in 2013 from 69,500 to 77,000 cubic meters per day with the addition of eight new wells in the Torres-Vergel area and four new wells in the mine operations area. These new wells not only supplied water to replace the declining production in the existing well field, but also allowed water production to increase above 2012 year end levels. This increase in water production combined with rigorous control of tailings management and improved efficiencies in the primary crusher and augmented feed circuit, allowed an increase in plant throughput from 99,945 tonnes per day in 2012 to 106,200 tonnes per day in 2013. The Northern Well Field project, which will add 25 new production wells, is expected to be operational in the fourth quarter of 2014.

As detailed in Goldcorp’s February 12, 2014, news release, Goldcorp has completed a new life-of-mine plan at Peñasquito that positively affected the 2014 and five-year production profile.  As a result of this work, proven and probable silver mineral reserves attributable to Silver Wheaton decreased to 151.3 million ounces from 228.0 million ounces. The decrease was a result of higher strip ratio pushbacks and the classification of mineral reserves that require higher commodity prices to be economically processed as mineral resources. In 2014, exploration at Peñasquito will continue to focus on defining the high-grade core of the copper-gold, sulphide-rich skarn mineralization located below and adjacent to current mineral reserves.  In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito.  An additional study is also underway to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings. Successful implementation of one or both of these new process improvements could potentially increase gold and silver mineral reserves at Peñasquito.

Other –

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  Under the amended agreement, Silver Wheaton will pay Hudbay total cash consideration of $429.9 million, of which $169.9 million has been paid as at December 31, 2013, with additional payments of $125 million and $135 million to be made once capital expenditures of $1 billion and $1.35 billion, respectively, have been incurred at Constancia. Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2.

On December 12, 2013, Mercator Minerals (“Mercator”) announced that they had entered a plan of arrangement with Intergeo MMC Ltd. to combine and create a new copper focused metals company. Mercator has indicated that it is anticipated that the plan of arrangement transaction will complete in Q2 2014. Prior to this announcement and pursuant to an amendment to the Mineral Park silver purchase agreement, Mercator exercised its option to defer delivery of 50% of the required silver deliveries for one year starting July 1, 2013. All deferred silver will be delivered in equal installments over 18 months after the one year deferral period. Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price between the time of the original delivery date and the date of actual delivery, including a 12% annualized interest rate. The amendment also grants Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project. To December 31, 2013, Mercator has deferred delivery of approximately 104,000 ounces of silver.

Early Deposit Gold Stream Agreement –

On November 11, 2013, the Company entered into a life of mine Early Deposit Gold Stream Agreement (the “Early Deposit Agreement”) to acquire from Sandspring an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.  In addition, Silver Wheaton will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.  Under the Early Deposit Agreement, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, in which case Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 1.1 million ounces to approximately 6.4 million silver equivalent payable ounces at December 31, 2013, primarily a result of increases related to the Peñasquito and Minto mines.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

2	If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

Reserves and Resources

As of December 31, 2013, attributable silver reserves decreased by 5% to 807.0 million ounces and attributable gold reserves increased by 18% to 5.78 million ounces over December 31, 2012 reserve estimates as reported in Silver Wheaton’s 2012 Annual Information Form1. On a silver equivalent basis, reserves increased by 4% to 1,154.0 million ounces2. On an attributable measured and indicated basis, silver resources increased by 5% to 554.4 million ounces, attributable gold resources increased by 50% to 2.1 million ounces, and silver equivalent ounces increased 13% to 679.7 million ounces2. On an attributable inferred resource basis, silver resources increased 14% to 330.2 million ounces, gold resources increased by 39% to 1.2 million ounces, and silver equivalent ounces increased by 20% to 401.8 million ounces2.  Changes in attributable silver and gold reserves and resources reflect depletion due to mining, lower metal price assumptions, changes in the mine plan at Peñasquito, addition of the new Constancia and Toroparu gold contracts, Veladero and Lagunas Norte contract extensions and exploration success at San Dimas.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 17, 2014, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2013 estimates will also be included in the Company's 2013 Annual Information Form. Silver Wheaton’s most current attributable reserves and resources, as of December 31, 2013, can be found on the Company’s website at www.silverwheaton.com.

2014 and Long-Term Silver Equivalent Production Forecast

Based upon its current agreements, the Company forecasts 2014 annual attributable production of approximately 36 million silver equivalent ounces, including 155,000 ounces of gold. Increases in production from Vale’s Salobo mine expansion in mid-2014 as well as Vale’s Sudbury operation as the Totten mine ramps up are offset somewhat by decreases at Barrick’s Pierena mine and the loss of the Goldcorp supplemental silver delivery related to Primero’s San Dimas mine3.

By 2018, based upon its current agreements, annual attributable production is anticipated to increase by nearly 35% to approximately 48 million silver equivalent ounces, including 250,000 ounces of gold. The increase is the result of the anticipated start-up of Hudbay’s Constancia project and Augusta Resource’s Rosemont project as well as expansions at Vale’s Salobo and Sudbury operations.

1	Although the gold streams from Salobo and Sudbury were acquired in February 2013, attributable reserves and resources associated with these mines were included in the estimates reported in the 2012 Annual Information Form.
2	Silver equivalent reserves and resources assume a gold/silver ratio of 60:1
3	Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. After August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

The world-class Pascua-Lama project is not included in the 2018 forecast given the current uncertainty around the project, but in its first full five years of operation, it is expected to contribute on average an additional 9 million ounces of attributable silver production annually to Silver Wheaton.

Attributable mine-by-mine actual 2012 and 2013 production and forecast 2014 production are as follows:

	Attributable Production1, 2
	2012 Actual	2013 Actual	2014 Forecast

Silver ounces produced (000's)
Peñasquito	6,572	6,216	6,800
San Dimas3	5,905	6,542	5,800
Barrick4	2,471	2,185	1,400
Yauliyacu	2,412	2,618	2,600
Other5	9,309	9,193	10,100
	26,669	26,754	26,700

Gold ounces produced (000's)
777	31.4	66.3	58
Salobo		29.1	45
Sudbury		33.0	32
Other6	19.0	22.6	20
	50.5	151.0	155

Silver equivalent ounces produced (000's)7	29,372	35,823	36,000

1) Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3) Production includes Goldcorp's four-year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero. Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp (in 2014 Goldcorp will only be required to deliver 875 thousand ounces given the partial year).  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4) Comprised of the Lagunas Norte, Pierina and Veladero silver interests.  Production in 2014 is lower due to the planned closure of Pierina.

5) Includes the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests.
6) Includes Minto and Constancia gold interests.
7) Gold ounces produced are converted to a silver equivalent basis using a gold to silver ratio based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Webcast and Conference Call Details

A conference call will be held Friday, March 21, 2014, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	36114259
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	36114259
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President of Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2014 and 2018 attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Summarized Financial Results

	2013	2012	2011
Silver equivalent production 1
Attributable silver ounces produced (000’s)	26,754	26,669	24,557
Attributable gold ounces produced	151,041	50,482	18,436
Attributable silver equivalent ounces produced (000’s) 1	35,823	29,372	25,374
Silver equivalent sales 1
Silver ounces sold (000’s)	22,823	24,850	20,247
Gold ounces sold	117,319	46,094	18,256
Silver equivalent ounces sold (000’s) 1	29,963	27,328	21,069
Average realized price ($'s per ounce)
Average realized silver price	$23.86	$31.03	$34.60
Average realized gold price	$1,380	$1,701	$1,609
Average realized silver equivalent price 1	$23.58	$31.09	$34.65
Average cash cost ($'s per ounce) 2
Average silver cash cost	$4.12	$4.06	$3.99
Average gold cash cost	$386	$362	$300
Average silver equivalent cash cost 1	$4.65	$4.30	$4.09
Total revenue ($000's)	$706,472	$849,560	$729,997
Net earnings ($000's)	$375,495	$586,036	$550,028
Earnings per share
Basic	$1.06	$1.66	$1.56
Diluted	$1.05	$1.65	$1.55
Cash flow from operations ($000's)	$534,133	$719,404	$626,427
Dividends
Dividends paid ($000's)	$160,013	$123,852	$63,612
Dividends paid per share	$0.45	$0.35	$0.18
Total assets ($000's)	$4,389,844	$3,189,337	$2,872,335
Total non-current financial liabilities ($000’s)	$999,973	$23,555	$50,424
Total other liabilities ($000’s)	$23,325	$58,708	$167,694
Shareholders' equity ($000's)	$3,366,546	$3,107,074	$2,654,217
Shares outstanding	357,396,778	354,375,852	353,499,816

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measures at the end of this press release.

Consolidated Statement of Earnings (audited)

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2013	2012
Sales	$706,472	$849,560
Cost of sales
Cost of sales, excluding depletion	$139,352	$117,489
Depletion	144,153	101,229
Total cost of sales	$283,505	$218,718
Earnings from operations	$422,967	$630,842
Expenses and other income
General and administrative 1	$35,308	$30,839
Foreign exchange (gain) loss	(348)	29
Interest expense	6,083	-
Other expense (income)	11,550	(817)
	$52,593	$30,051
Earnings before income taxes	$370,374	$600,791
Income tax recovery (expense)	5,121	(14,755)
Net earnings	$375,495	$586,036

Basic earnings per share	$1.06	$1.66
Diluted earnings per share	$1.05	$1.65
Weighted average number of shares outstanding
Basic	355,588	353,874
Diluted	356,595	356,008
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$8,389	$6,420

Consolidated Balance Sheets (audited)

	December 31	December 31
(US dollars in thousands)	2013	2012
Assets
Current assets
Cash and cash equivalents	$95,823	$778,216
Accounts receivable	4,619	6,197
Other	845	966
Total current assets	$101,287	$785,379
Non-current assets
Silver and gold interests	$4,228,484	$2,281,234
Early deposit - gold interest	13,602	-
Long-term investments	40,801	121,377
Other	5,670	1,347
Total non-current assets	$4,288,557	$2,403,958
Total assets	$4,389,844	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,416	$20,898
Current portion of bank debt	-	28,560
Current portion of performance share units	718	-
Total current liabilities	$21,134	$49,458
Non-current liabilities
Long-term portion of bank debt	$998,136	$21,500
Deferred income taxes	2,191	9,250
Performance share units	1,837	2,055
Total non-current liabilities	$1,002,164	$32,805
Total liabilities	$1,023,298	$82,263
Shareholders' equity
Issued capital	$1,879,475	$1,811,577
Reserves	(25,618)	(1,710)
Retained earnings	1,512,689	1,297,207
Total shareholders' equity	$3,366,546	$3,107,074
Total liabilities and shareholders' equity	$4,389,844	$3,189,337

Consolidated Statement of Cash Flows (audited)

	Years Ended December 31
(US dollars in thousands)	2013	2012
Operating activities
Net earnings	$375,495	$586,036
Adjustments for
Depreciation and depletion	144,393	101,457
Amortization of credit facility origination fees:
Interest expense	558	-
Amortization of credit facility origination fees - undrawn facilities	1,910	-
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	4,490	-
Interest expense	5,525	-
Equity settled stock based compensation	8,389	6,420
Performance share units	646	1,685
Deferred income tax (recovery) expense	(5,275)	14,030
Loss (gain) on fair value adjustment of share purchase warrants held	2,694	(496)
Investment income recognized in net earnings	(431)	(1,367)
Other	(69)	(14)
Change in non-cash working capital	1,088	10,366
Cash generated from operations	$539,413	$718,117
Interest paid - expensed	(5,513)	-
Interest received	233	1,287
Cash generated from operating activities	$534,133	$719,404
Financing activities
Bank debt repaid	$(1,725,060)	$(28,560)
Bank debt drawn	2,675,000	-
Credit facility origination fees	(14,003)	-
Share purchase warrants exercised	51,736	1,878
Share purchase options exercised	6,390	11,030
Dividends paid	(160,013)	(123,852)
Cash generated from (applied to) financing activities	$834,050	$(139,504)
Investing activities
Silver and gold interests	$(2,025,973)	$(640,718)
Interest paid - capitalized to silver interests	(10,954)	(671)
Silver and gold interests - early deposit	(13,450)	-
Acquisition of long-term investments	-	(395)
Dividend income received	227	80
Other	(304)	(192)
Cash applied to investing activities	$(2,050,454)	$(641,896)
Effect of exchange rate changes on cash and cash equivalents	$(122)	$11
Decrease in cash and cash equivalents	$(682,393)	$(61,985)
Cash and cash equivalents, beginning of year	778,216	840,201
Cash and cash equivalents, end of year	$95,823	$778,216

Summary of Ounces Produced and Sold

	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced ²
San Dimas ³	1,979	1,660	1,160	1,743	1,694	1,288	1,231	1,692
Yauliyacu ²	687	639	668	624	616	640	606	550
Peñasquito	2,047	1,636	1,440	1,093	1,445	1,940	1,822	1,365
Barrick ⁴	423	465	556	741	769	617	455	630
Other ⁵	2,119	2,450	2,586	2,038	2,345	2,251	2,378	2,335
Total silver ounces produced	7,255	6,850	6,410	6,239	6,869	6,736	6,492	6,572
Gold ounces produced ²
777	14,134	18,259	16,986	16,951	19,615	11,824⁸	-	-
Sudbury	6,920	7,341	8,840	9,846	-	-	-	-
Salobo	10,067	8,061	6,342	4,677	-	-	-	-
Other ⁶	9,530	2,894	4,226	5,967	6,785	5,200	3,710	3,348
Total gold ounces produced	40,651	36,555	36,394	37,441	26,400	17,024	3,710	3,348
Silver equivalent ounces of gold produced ⁷	2,468	2,237	2,269	2,095	1,432	881	218	172
Silver equivalent ounces produced ⁷	9,723	9,087	8,679	8,334	8,301	7,617	6,710	6,744
Silver ounces sold
San Dimas ³	2,071	1,560	1,194	1,850	1,629	1,178	1,295	1,701
Yauliyacu	674	13	559	149	1,097	184	1,155	497
Peñasquito	1,412	1,388	1,058	1,459	1,642	1,304	1,845	1,189
Barrick ⁴	397	447	560	753	826	528	470	656
Other ⁵	1,510	2,257	1,771	1,741	2,153	1,592	2,024	1,885
Total silver ounces sold	6,064	5,665	5,142	5,952	7,347	4,786	6,789	5,928
Gold ounces sold
777	15,889	16,972	23,483	9,414	28,084	-	-	-
Sudbury	6,551	6,534	4,184	111	-	-	-	-
Salobo	6,944	6,490	2,793	720	-	-	-	-
Other ⁶	1,840	5,287	3,409	6,698	4,876	6,905	2,369	3,860
Total gold ounces sold	31,224	35,283	33,869	16,943	32,960	6,905	2,369	3,860
Silver equivalent ounces of gold sold ⁷	1,909	2,163	2,097	971	1,784	357	139	198
Silver equivalent ounces sold⁷	7,973	7,828	7,239	6,923	9,131	5,143	6,928	6,126
Gold / silver ratio ⁷	61.1	61.3	61.9	57.3	54.1	51.7	58.7	51.2
Cumulative payable silver equivalent ounces produced but not yet delivered ⁹	6,392	5,289	5,022	4,051	3,824	5,195	3,212	4,166

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Represents production for the period August 8, 2012 to September 30, 2012.
9)	Based on management estimates.

Results of Operations (audited)

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,979	2,071	$42,071	$20.32	$4.17	$0.82	$31,753	$33,443	$157,492
Yauliyacu	687	674	14,681	21.78	4.12	5.75	8,030	11,904	207,277
Peñasquito	2,047	1,412	30,508	21.61	4.02	2.96	20,647	24,832	472,289
Barrick 5	423	397	8,629	21.72	3.90	3.31	5,765	6,891	601,107
Other 6	2,119	1,510	31,660	20.96	4.30	4.66	18,127	25,803	549,927
	7,255	6,064	$127,549	$21.03	$4.14	$2.99	$84,322	$102,873	$1,988,092
Gold
777	14,134	15,889	$20,127	$1,267	$400	$802	$1,036	$13,771	$280,026
Sudbury	6,920	6,551	8,363	1,277	400	829	311	5,743	1,322,483
Salobo	10,067	6,944	9,025	1,300	400	462	3,039	6,247	609,454
Other 7	9,530	1,840	2,352	1,278	306	115	1,577	2,192	28,429
	40,651	31,224	$39,867	$1,277	$394	$691	$5,963	$27,953	$2,240,392
Silver equivalent 8	9,723	7,973	$167,416	$21.00	$4.70	$4.98	$90,285	$130,826	$4,228,484
Corporate
General and administrative							$(7,150)
Other							10,765
Total corporate							$3,615	$(6,235)	$161,360
	9,723	7,973	$167,416	$21.00	$4.70	$4.98	$93,900	$124,591	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Constancia and Rosemont gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended December 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,694	1,629	$52,080	$31.97	$4.13	$0.79	$44,059	$45,351	$162,936
Yauliyacu	616	1,097	30,753	28.03	4.08	5.02	20,773	32,106	215,295
Peñasquito	1,445	1,642	53,697	32.71	3.99	2.96	42,287	47,147	487,272
Barrick 5	769	826	26,920	32.59	3.90	4.34	20,112	23,561	597,736
Other 6	2,345	2,153	67,776	31.48	4.30	4.72	48,344	61,837	454,677
	6,869	7,347	$231,226	$31.47	$4.12	$3.46	$175,575	$210,002	$1,917,916
Gold
777	19,615	28,084	$47,768	$1,701	$400	$773	$14,813	$40,507	$332,732
Other 7	6,785	4,876	8,247	1,691	303	171	5,937	8,052	30,586
	26,400	32,960	$56,015	$1,699	$386	$684	$20,750	$48,559	$363,318
Silver equivalent 8	8,301	9,131	$287,241	$31.46	$4.70	$5.25	$196,325	$258,561	$2,281,234
Corporate
General and administrative							$(9,159)
Other							(9,422)
Total corporate							$(18,581)	$(4,535)	$908,103
	8,301	9,131	$287,241	$31.46	$4.70	$5.25	$177,744	$254,026	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Year Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	6,542	6,675	$157,150	$23.54	$4.15	$0.82	$124,003	$129,447	$157,492
Yauliyacu	2,618	1,395	33,053	23.69	4.12	5.75	19,293	27,311	207,277
Peñasquito	6,216	5,317	126,587	23.81	4.02	2.82	90,229	105,213	472,289
Barrick 5	2,185	2,157	56,834	26.35	3.90	3.04	41,860	49,597	601,107
Other 6	9,193	7,279	170,963	23.49	4.23	4.37	108,303	141,020	549,927
	26,754	22,823	$544,587	$23.86	$4.12	$2.93	$383,688	$452,588	$1,988,092
Gold
777	66,330	65,758	$91,412	$1,390	$400	$802	$12,398	$61,136	$280,026
Sudbury	32,947	17,380	23,001	1,324	400	829	1,639	16,050	1,322,483
Salobo	29,147	16,947	22,552	1,331	400	462	7,945	15,774	609,454
Other ⁷	22,617	17,234	24,920	1,446	305	137	17,297	19,923	28,429
	151,041	117,319	$161,885	$1,380	$386	$659	$39,279	$112,883	$2,240,392
Silver equivalent ⁸	35,823	29,963	$706,472	$23.58	$4.65	$4.81	$422,967	$565,471	$4,228,484
Corporate
General and administrative							$(35,308)
Other							(12,164)
Total corporate							$(47,472)	$(31,338)	$161,360
	35,823	29,963	$706,472	$23.58	$4.65	$4.81	$375,495	$534,133	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Constancia and Rosemont gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Year Ended December 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,905	5,803	$181,906	$31.35	$4.11	$0.79	$153,469	$158,060	$162,936
Yauliyacu	2,412	2,933	86,185	29.38	4.07	5.02	59,531	80,077	215,295
Peñasquito	6,572	5,980	186,085	31.12	3.99	2.96	144,524	162,225	487,272
Barrick 5	2,471	2,480	78,359	31.60	3.90	4.34	57,926	69,504	597,736
Other 6	9,309	7,654	238,633	31.18	4.11	3.74	178,486	204,206	454,677
	26,669	24,850	$771,168	$31.03	$4.06	$3.08	$593,936	$674,072	$1,917,916
Gold
777	31,439	28,084	$47,768	$1,701	$400	$773	$14,812	$40,507	$332,732
Other ⁷	19,043	18,010	30,624	1,700	303	171	22,094	25,059	30,586
	50,482	46,094	$78,392	$1,701	$362	$538	$36,906	$65,566	$363,318
Silver equivalent ⁸	29,372	27,328	$849,560	$31.09	$4.30	$3.70	$630,842	$739,638	$2,281,234
Corporate
General and administrative							$(30,839)
Other							(13,967)
Total corporate							$(44,806)	$(20,234)	$908,103
	29,372	27,328	$849,560	$31.09	$4.30	$3.70	$586,036	$719,404	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com